January 16, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 127 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 128 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) To merge the JNL/Mellon Capital Global Alpha Fund into the JNL/AQR Managed Futures Strategy Fund, effective April 27, 2015.
2) To merge the Curian Guidance – Institutional Alt 65 Fund of the Curian Variable Series Trust into the JNL Institutional Alt 65 Fund, effective April 27, 2015.
3) To merge the Curian Dynamic Risk Advantage – Growth Fund of the Curian Variable Series Trust into the JNL/MMRS Moderate Fund, effective April 27, 2015.
4) To merge the Curian Dynamic Risk Advantage – Income Fund of the Curian Variable Series Trust into the JNL/MMRS Conservative Fund, effective April 27, 2015.
5) To merge the Curian Dynamic Risk Advantage – Diversified Fund of the Curian Variable Series Trust into the JNL/MMRS Conservative Fund, effective April 27, 2015.
6) To merge the Curian/Aberdeen Latin America Fund of the Curian Variable Series Trust into the JNL/Lazard Emerging Markets Fund, effective April 27, 2015.
7) To merge the Curian/Ashmore Emerging Market Small Cap Equity Fund of the Curian Variable Series Trust into the JNL/Lazard Emerging Markets Fund, effective April 27, 2015.
8) To merge the Curian/Baring International Fixed Income Fund of the Curian Variable Series Trust into the JNL/Franklin Templeton Global Multisector Bond Fund, effective April 27, 2015.
9) To merge the Curian/CenterSquare International Real Estate Securities Fund of the Curian Variable Series Trust will be merged into the JNL/Invesco Global Real Estate Fund, effective April 27, 2015.
10) To merge the Curian/Schroder Emerging Europe Fund of the Curian Variable Series Trust into the JNL/Lazard Emerging Markets Fund, effective April 27, 2015.
11) To add the following new funds and respective Investment Sub-Advisers, effective April 27, 2015:
-the JNL Multi-Manager Alternative Fund[1];
-the JNL/Harris Oakmark Global Equity Fund[2];
-the JNL/Oppenheimer Emerging Markets Innovator Fund[3]; and
-the JNL/Westchester Capital Event Driven Fund[4].
[1]New Investment Sub-Advisers:  Babson Capital Management, LLC; First Pacific Advisors, LLC; Visium Asset Management, LP; and, Western Asset Management Company.
Existing Investment Sub-Advisers: Invesco Advisers, Inc. and Lazard Asset Management, LLC.

[2]New Investment Sub-Adviser: Harris Associates L.P.
[3]Existing Investment Sub-Adviser: OppenheimerFunds, Inc.
[4]New Investment Sub-Adviser: Westchester Capital Management LLC
12) To change the name of the JNL Institutional Alt 65 Fund to the JNL Alt 65 Fund.
13) To reflect other changes.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

January 16, 2014

U.S. Securities and Exchange Commission	Via E-Mail
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary